UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: October 27, 2016

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated October 27, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: October 27, 2016	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

PRESIDENT AND CEO PETER EVENSEN ANNOUNCES RETIREMENT;

KENNETH HVID APPOINTED TEEKAY’S NEW PRESIDENT AND CEO,

EFFECTIVE JANUARY 31, 2017

Hamilton, Bermuda, October 27, 2016 – Teekay Corporation (NYSE:TK) (Teekay or the Company) today announced that its President and Chief Executive Officer, Peter Evensen, has informed the Company that he plans to retire effective January 31, 2017 after more than 13 years of service with Teekay. Concurrently, the Board of Directors has appointed Kenneth Hvid, who is currently serving as the President and CEO of Teekay Offshore Group Ltd., as CEO-elect to succeed Mr. Evensen. Mr. Evensen will also retire from his positions as CEO and CFO of Teekay LNG Partners L.P. (NYSE:TGP) (Teekay LNG) and Teekay Offshore Partners L.P. (NYSE:TOO) (Teekay Offshore) and his board positions at Teekay, Teekay LNG, Teekay Offshore, and Teekay Tankers Ltd. (NYSE:TNK) (Teekay Tankers). In connection with Mr. Evensen’s retirement from Teekay Offshore and Teekay LNG, Ingvild Sæther will be appointed President and CEO of Teekay Offshore Group Ltd. in place of Mr. Hvid; and Mark Kremin will be appointed President and CEO of Teekay Gas Group Ltd. As part of the transition process, Mr. Evensen will be retained as an advisor following his retirement as President and CEO.

Since Mr. Evensen became CEO in 2011, he has continued Teekay’s growth by building on its daughter company structure and partnering model to expand Teekay’s broad service offerings to its customers in the oil and gas industry. Today, the Company is one of the world’s largest independent operators of liquefied natural gas (LNG) carriers; the world’s largest operator of shuttle tankers; a leader in floating production, storage and offloading (FPSO) units; and the largest operator of medium-sized crude oil tankers. The combined Teekay entities currently manage and operate consolidated assets of approximately $13 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets, and have forward fee-based contracted revenue totaling over $20 billion.

“It has been an honor and privilege to lead this company, and I am very confident that Kenneth Hvid is the right person to be my successor to lead Teekay into the next phase of its strategy,” commented Mr. Evensen. “Teekay’s success is largely about how we work together as a team not only within the company but also with our customers and business partners. The decline in the oil price has significantly affected our energy customers. Faced with these challenges, the Teekay team has responded with resilience, adapting to the new environment in many ways, including implementing cost reduction programs while maintaining our high safety standards, increasing focus on efficient operations, and systematically completing the financing of our existing growth projects which, once delivered, are expected to increase Teekay’s future consolidated cash flows.”

Sean Day, Teekay’s Chairman said, “In Peter’s many leadership positions at Teekay, he has brought dynamism and strategic thinking that has enabled Teekay to expand and grow into the company that it is today. He was the architect of our innovative daughter company structure that provided a low-cost source of capital, which enabled us to build our market-leading businesses, and, with a solid team in place, Teekay is well-positioned to take the Company into the next phase of its strategy.” Mr. Day continued, “Kenneth Hvid is the natural successor to Peter Evensen as CEO of Teekay at this time. He has had multiple roles in his 16 years at Teekay, including leadership positions in offshore, LNG, tankers, strategy, and operations, as well as having worked extensively in Vancouver and Norway. I am confident Kenneth’s strategic mindset, his passion for the business and his strong leadership focus will ensure a seamless transition and renewed energy on the strategic opportunities ahead of us.” Mr. Day continued, “By placing a high priority on talent management and succession planning over many years, the Teekay Board has ensured that Teekay has strong leadership across the organization and, as a result, Kenneth will be supported by a talented and experienced team that will ensure continuity of Teekay’s vision and values going forward.”

“I am excited and honored to take on this role,” commented Mr. Hvid. “I look forward to leading our talented and dedicated team as we enter the next phase of Teekay’s strategy that takes into account the current industry challenges and opportunities as well as building upon our past accomplishments. I would like to thank the Board of Directors for their confidence in entrusting the leadership of Teekay to me following Peter’s retirement. I look forward to working with the Board of Directors, the executive team and our 7,900 employees onshore and offshore as we build on our reputation of delivering high quality marine services to the oil and gas industry while upholding the standards of safety and excellence. Like Peter, I remain committed to creating value for our customers, shareholders, business partners and employees.”

About Kenneth Hvid

Kenneth Hvid, 48, is currently serving as the President and CEO of Teekay Offshore Group Ltd, a company that provides service to Teekay Offshore Holding LLC. He has served on the board of Teekay daughter companies, and has worked closely with all the business segments in Teekay in his previous role as Chief Strategy Officer. Kenneth has more than 25 years of experience in the shipping and offshore industry. Having built his experience from working in Hong Kong, San Francisco, Copenhagen, Stavanger and Vancouver, he has not only built a very strong reputation and network in the industry, but has also learned to appreciate and respond to the dynamics of a truly global business. In addition to his roles in Teekay, he has also served on a number of industry boards, including the Gard P&I Club Board since 2007 and is the Chairman of Tanker Investments Ltd (OSE: TIL).

About Teekay

Teekay Corporation operates in the marine midstream space through its ownership of the general partners and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities. In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities manage and operate consolidated assets of approximately $13 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 7,900 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing of Mr. Evensen’s retirement; the Company’s forward fee-based revenues; and the impact of the Company’s growth projects on Teekay’s future cash flows. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of, or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, UMS, and towage vessels; changes in oil production and the impact on the Company’s tankers and offshore units; fluctuations in global oil prices; trends in prevailing charter rates for the Company’s vessels and offshore unit contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; the inability of charterers to make future charter payments; potential shipyard and project construction delays, newbuilding specification changes or cost overruns; costs relating to projects; delays in commencement of operations of FPSO and FSO units at designated fields; Teekay LNG’s and Teekay LNG’s joint ventures’ ability to secure financing for its existing newbuildings and projects; changes in the Company’s expenses; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.